SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: February 5, 2013

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC V4A 4N2

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein are the Registrant's News Release dated February 5, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

James E. Sinclair

Date: February 5, 2013

James E. Sinclair, President and CEO

Exhibit 1

Connecticut Office:	Form 20-F, File No. 001-32500
93 Benton Hill Road	Trade Symbol:
Sharon, CT 06069	TSX: TNX
Tel: (860) 364-1830	NYSE MKT LLC: TRX
Fax: (860) 364-0673	South Surrey Office:
Suite 404 – 1688 152nd Street
South Surrey, BC V4A 4N2
Toll Free: 1-800-811-3855
Email: investors@TanzanianRoyalty.com	Tel: (604) 536-7873
Website: www.TanzanianRoyaltyExploration.com	Fax: (604) 536-2529

News Release – February 5, 2013

Tanzanian Royalty Awarded Environmental Impact

Assessment Certificate for Kigosi

Tanzanian Royalty Exploration Corporation is very pleased to announce that the Company, through its wholly owned subsidiary, Tanzania American International Development Corporation 2000 Limited, has been awarded the Environmental Impact Assessment Certificate for its Kigosi Gold Project, in partnership with the State Mining Corporation (STAMICO) representing the Government of The United Republic of Tanzania. STAMICO are 15% shareholders of the Kigosi Project.

The Environmental Impact Assessment Certificate was issued and signed by The Minister of State, Vice-President's Office-Environment, The Honourable Dr. Terezya Luoga Huvisa (MP) on 24th January, 2013 and is critical to the development cycle of the Kigosi Project. Mr. Joseph Kahama, Chairman and Chief Operating Officer (Tanzania) stated, “This achievement again proves the truth of the time-honoured adage, ‘patience is a virtue.’ The process of obtaining an Environmental Impact Assessment Certificate is complex and involves multiple independent consultants, stakeholders and institutions having a say in the process and more significantly, giving their stamp of approval for the Project.  We are thrilled that all these steps were undertaken thoroughly and successfully.”

Commenting on the significance of this development, Mr. Kahama asked: “As a shareholder you may be asking yourself, ‘what does this achievement mean and what importance does it have?’ Well, this achievement means that your Company is making material progress on the critical development path at Kigosi.”

The Kigosi Project has now passed all necessary steps to obtain the approval of the professional national environmental body, the National Environment Management Council (“NEMC”). The receipt of NEMC's approval and recommendation resulted in the Minister signing the Environmental Impact Assessment Certificate. The Company is now awaiting the issuance of a Mining License for Kigosi, a process now underway and to which the Minister’s approval of the Certificate is a required pre-condition.

In a message to shareholders, Mr. Kahama added: “I would like to thank all of the shareholders for their patience - now history and patience have delivered. Your Company takes great pride in being partners with STAMICO in the Kigosi Project and plans to make every effort to continue its advancement, for the benefit of its shareholders and for the people of Tanzania, who are her host and fellow shareholders in this important initiative.’

I look forward to exciting times ahead and to keeping you abreast of developments as we move steadily forward.”

Respectfully submitted,

Joseph Kahama

Chairman and Chief Operating Officer (Tanzania)

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE MKT LLC have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.